UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

BLUE BUFFALO PET PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09531U102

(CUSIP Number)

December 31, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Invus, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): PN

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Invus Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Artal International S.C.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Artal International Management S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Artal Group S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Westend S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Stichting Administratiekantoor Westend
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): OO

13G

CUSIP No. 09531U102

1.	Name of Reporting Persons: Mr. Pascal Minne
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 87,460,875
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 87,460,875
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,460,875
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9): 44.5%
12.	Type of Reporting Person (See Instructions): IN

Item 1(a).	Name of Issuer

Blue Buffalo Pet Products, Inc. (the “Issuer”)

Item 2(b).	Address of Issuer’s Principal Executive Offices:

11 River Road, Wilton, CT 06897

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

(i) Invus, L.P. (“Invus”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Bermuda limited partnership

(ii) Invus Advisors, L.L.C. (“Invus Advisors”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Delaware limited liability company

(iii) Artal International S.C.A. (“Artal International”)

10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg

Citizenship: Luxembourg limited partnership

(iv) Artal International Management S.A. (“Artal International Management”)

10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg

Citizenship: Luxembourg société anonyme

(v) Artal Group S.A. (“Artal Group”)

10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg

Citizenship: Luxembourg société anonyme

(vi) Westend S.A. (“Westend”)

10-12 avenue Pasteur, L-2310, Luxembourg, Luxembourg

Citizenship: Luxembourg société anonyme

(vii) Stichting Administratiekantoor Westend (the “Stichting”)

Ijsselburcht 3, NL-6825 BS Arnhem, The Netherlands

Citizenship: Netherlands foundation

(viii) Mr. Pascal Minne

Rue de l’Industrie 44, B-1000, Bruxelles, Belgium

Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (the “Shares”)

Item 2(e).	CUSIP Number: 09531U102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of 87,460,875 Shares held for the account of Invus.

(b)	Percent of class:

As of December 31, 2016, each of the Reporting Persons may be deemed the beneficial owner of approximately 44.5% of Shares outstanding, based on 196,515,280 Shares outstanding as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

(c)	Number of Shares as to which the Reporting Person has:

Invus, Invus Advisors, Artal International, Artal International Management, Artal Group, Westend, The Stichting and Mr. Minne:

(i) Sole power to vote or to direct the vote:

87,460,875

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

87,460,875

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Invus and The Bishop Family Limited Partnership (collectively, the “Shareholders”), the Issuer and other shareholders of the Issuer named therein are party to an Amended and Restated Investor Rights Agreement, dated as of January 21, 2015 (the “Investor Rights Agreement”). The Investor Rights Agreement requires the Shareholders to vote their Shares for directors that are designated by the Shareholders in accordance with the provisions of the Investor Rights Agreement. The Shareholders and certain of their respective affiliates are acting as a “group” that, as of December 31, 2016, beneficially owns 99,608,789 Shares, or 50.7% of the outstanding Shares. Each of the Reporting Persons individually expressly disclaims beneficial ownership over any Shares that it or he, as applicable, may be deemed to beneficially own solely by reason of the Investor Rights Agreement. The Bishop Family Limited Partnership and certain of its affiliates are separately filing a Schedule 13G to report their beneficial ownership of Shares.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS, L.P.

By:	INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

Dated: February 13, 2017